EXHIBIT 99.1

News Release dated May 4, 2016, Suncor Energy provides update on its RMWB operations

News Release

FOR IMMEDIATE RELEASE

Suncor Energy provides update on its RMWB operations

Calgary, Alberta (May 4, 2016) – Suncor advises that as a result of the fires in the Regional Municipality of Wood Buffalo (RMWB) and in consideration of the safety of people and the community, it has taken a number of actions.

“First and foremost, we’re doing what we can to ensure the safety and well-being of our employees, their families and members of the broader community,” said Steve Williams, Suncor president and chief executive officer. “To that end, we’ve been demobilizing non-critical staff to ensure that sufficient space is available for employees, their families and other Fort McMurray residents at our camps, we’ve activated our humanitarian grant program and through the Suncor Energy Foundation we have made a preliminary grant to the Red Cross of $150,000 in addition to matching employee donations. We will continue to support the relief effort and work closely with the regional emergency response to help coordinate the evacuation efforts.”

Suncor has conducted an orderly shutdown of its base plant operations. In addition, with the reduced availability of diluent in the region, our in situ facility operations are running at reduced rates.  Syncrude facilities are also operating at reduced rates. All of Suncor’s operations in the RMWB region remain in safe condition.

Suncor will provide regular updates through Facebook and Twitter.

Note for Suncor employees:

Employee and family members should continue to follow instructions from local authorities. For the most up to date information on the wild fire and evacuations, please visit:

•                 The what’s new section of the Regional Municipality of Wood Buffalo’s website: or

•                 Follow Regional Municipality of Wood Buffalo on Twitter

Suncor employees can call the Suncor Family Response line at 1-877-285-4600.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy.

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com